

07003105

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hill Street Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lorenzo D. Weisman (212) 326-2601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor (Address) New York (City) NY (State) 10017 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
156
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorenzo D. Weisman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill Street Capital LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

Signed before me on 23rd day of February 2007



Notary Public

DANSINGHANI MOHAN K.
NOTARY PUBLIC STATE OF NEW YORK
NO. 01DA5039674
QUALIFIED IN NASSAU COUNTY
COMMISSION EXP FEB. 21, ~~2009~~ 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

December 31, 2006
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Salibello & Broder LLP

February 20, 2007

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Assets

Cash and equivalents	$ 323,728
Accounts receivable	434,985
Prepaid expenses and other assets	46,067
Property and equipment, at cost less accumulated depreciation and amortization of $139,604	60,024
Security deposit	50,526
	$ 915,330

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 524,148
Deferred taxes payable	148
Deferred rent	3,196
Total liabilities	527,492
Members' capital	387,838
	$ 915,330

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") is incorporated in the State of Delaware. The Company specializes in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Impairment of long-lived assets

The Company's method under current accounting rules for measuring impairment of long-lived assets is an undiscounted cash flow basis. The Company periodically reviews the carrying value of its long-lived assets for recoverability or whenever events or changes in circumstances indicate that such amounts have been impaired. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated decline in revenue or operating profit and a material decrease in fair value of some or all of the assets. If such impairment exists,

Note 2 - Summary of significant accounting policies (cont'd)

the carrying value of the asset is reduced to its estimated fair value based on discounted cash flows. Such a review has been performed by management and does not indicate an impairment of such assets.

Operating leases

The lease for the Company's office facilities includes an abatement of one month of base rent. The unamortized excess of the actual rent paid over rent expense is recorded as deferred rent in the Statement of Financial Condition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income taxes

Federal and state income taxes have not been provided since each member is individually liable for his own federal and state tax payments. The Company is responsible for New York City Unincorporated Business Taxes.

Deferred New York City Unincorporated Business Taxes result from the use of the accrual basis of accounting for financial statement purposes and the cash basis for tax purposes. The temporary differences, which give rise to deferred taxes, are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and deferred rent.

HILL STREET CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Note 3 - Property and equipment

At December 31, 2006, property and equipment consists of the following:

Leasehold improvements	$ 122,611
Computer equipment	44,823
Other equipment	32,194
	199,628
Less: accumulated depreciation and amortization	139,604
	$ 60,024

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2006.

Note 5 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

The Company maintains all of its cash balances in one major financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the course of its business, the Company enters into engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. The Company estimates the allowances relating to accounts receivable based on historical collections trends, type of customer, the age of outstanding receivables and existing economic conditions. Allowances relating to accounts receivable have not been provided for based upon the Company's periodic review. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $196,236, which was $187,737 in excess of its required net capital of $8,499. The Company's aggregate indebtedness to net capital ratio was .31.

The Company is exempt from the Securities Exchange Commission Rule 15c3-3 under sub-paragraph (k)(2)(i).

Note 7 - Commitments

The Company has a lease agreement for its general office facilities located in New York City. The lease expires April 30, 2008.

The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

Year ended December 31, For the year	Total
2007	$ 324,843
2008	108,281
	$ 433,124

Note 8 - Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HILL STREET CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Allowable capital:	
Total members' capital	$ 387,838
Add: Discretionary liabilities	400,000
Less: non-allowable assets:	
Accounts receivable	434,985
Prepaid expenses and other assets	46,067
Property and equipment, net	60,024
Security deposit	50,526
	591,602
Net capital	$ 196,236
Aggregate indebtedness	$ 127,492
Minimum net capital required	$ 8,499
Excess net capital	$ 187,737
Ratio: Aggregate indebtedness to net capital	0.65 to 1

Reconciliation with Company's computation (included in part II of Form X-17a-5 as of December 31, 2006):

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 246,236
Adjustments:	
Additional expenses	(50,000)
Net capital per above	$ 196,236

SCHEDULE II

HILL STREET CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Managing Members
Hill Street Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hill Street Capital LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello + Broder LLP.

February 20, 2007

END